UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

AMENDMENT NO. 1 TO SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

__________________________

Good Times Restaurants Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________________

Common Stock, Par Value $.001 per share

(Title of Class of Securities)

382140879

(CUSIP Number of Class of Securities)

Ryan Zink

Chief Financial Officer

141 Union Boulevard #400

Lakewood, CO 80228

(303) 384-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

__________________________

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee
U.S. $210,336.75(1)	U.S. $42.07(2)

(1)	For purpose of calculating the amount of filing fee only in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Good Times Restaurants Inc. common stock will be exercised at the closing price of Good Times Restaurants Inc. common stock on July 23, 2018.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals one-fiftieth of one percent of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $99.30	Filing Party: Good Times Restaurants Inc.
Form or Registration Number: 005-42729	Date Filed: June 22, 2018
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on June 22, 2018 (the “Schedule TO”), relating to an offer by Good Times Restaurants Inc., a Nevada corporation (the “Company”), to its employees and non-employee directors to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), granted under the Good Times Restaurants Inc. 2008 Omnibus Equity Incentive Compensation with exercise prices ranging from $7.79 to $9.17 per share, on a basis as set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options Exercisable at a Lower Price, dated June 22, 2018 (the “Offer to Exchange”), as related to the Common Stock underlying the outstanding options, for a grant of replacement options to purchase shares of Common Stock to be made under the 2018 Omnibus Equity Inventive (the “2018 Plan”).

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Exchange expired at 5:00 p.m. Mountain Time on July 23, 2018 (the “Offer expiration date”). At that time, the Company cancelled all exchanged options and immediately thereafter granted the replacement options (as described below). We also refer July 23, 2018 as the “replacement option grant date.” The results of the Option Exchange were as follows:

Number of Participants	% of Eligible Participants	Shares Subject to Eligible Options Exchanged	% of Total Shares Subject to Eligible Options Exchanged	Shares Subject to Replacement Options Granted
15	83%	129,025	95%	49,491

As described in the Offer to Exchange, the replacement options granted:

•	have a per-share exercise price of $4.25, equal to the closing price of our common stock on the NASDAQ Stock Market on the replacement option grant date;
•	are of the same type of options as the surrendered options; and
•	have the terms and be subject to the conditions as provided for in the 2018 Plan and option award agreement.

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